KNOT OFFSHORE PARTNERS LP

2 Queen’s Cross

Aberdeen, Aberdeenshire

AB15 4YB United Kingdom

Via EDGAR

March 21, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:    KNOT Offshore Partners LP

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), KNOT Offshore Partners LP (the “Partnership,”) hereby submits its currently expected offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common units and subordinated units to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form F-1, File No. 333-186947 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum Offering price and the maximum number of securities to be offered as of March 21, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 8,567,500 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,117,500 additional common units. This range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Catherine S. Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 or Adorys Velazquez at Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

KNOT OFFSHORE PARTNERS LP

By:	/s/ ARILD VIK
Name:	Arild Vik
Title:	Chief Executive Officer and Chief Financial Officer

Enclosures

cc:	Theresa Messinese (Securities and Exchange Commission)

Lyn Shenk (Securities and Exchange Commission)

John Dana Brown (Securities and Exchange Commission)

Arild Vik (KNOT Offshore Partners LP)

Adorys Velazquez (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Charles E. Carpenter (Latham & Watkins LLP)

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